Filed by ProxyMed, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: PlanVista Corporation
Commission File No: 001-13772

Beginning on December 9, 2003, ProxyMed, Inc. sent letters to its vendors and payers describing the proposed merger between ProxyMed and PlanVista Corporation. The text of the letters follow.

Letter to Payers

Dear Partner:

At the opening of the market this morning, we announced that we have entered into a definitive agreement to acquire PlanVista Corporation. When combined, our company will be one of the largest electronic healthcare transaction and medical cost containment services companies in the United States — with a strong balance sheet and impressive, recurring cash flows. The transaction is expected to close during the first quarter of 2004.

By acquiring PlanVista, ProxyMed gains an excellent foundation in a new line of business, medical cost containment and business process outsourcing. As you know, we participate in the EDI and claims processing cycle between providers and payers, which is the transmitting of claims to payers for adjudication. ProxyMed does not participate in post-adjudication processes, such as medical cost containment through re-pricing out-of-network claims or bill negotiation. This limits our ability to provide comprehensive end-to-end processing solutions. Through the acquisition of PlanVista and the integrating of the service offerings of both companies, ProxyMed can create an innovative new process model and platform that combines electronic healthcare transaction processing services, medical cost containment and business process outsourcing.

As you may recall, we announced a joint marketing agreement with PlanVista in June of this year. The agreement effectively expanded our product offering to include cost containment services, including claims re-pricing. To date, our relationship has shown solid progress and we announced our first payer customer today – Great West Life.

After the transaction closes, PlanVista Solutions will operate as a wholly owned subsidiary of ProxyMed. From a business standpoint, the transaction will be seamless for you, our client. Our technology and operations teams will continue to handle your business processes as we do today.

We look forward to working with you in the future and would be happy to arrange a meeting with you and your team to discuss our new cost containment services.

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Letter to Vendors

To our Valued Partner:

In keeping with our ongoing commitment to advise you of significant events involving ProxyMed, we wanted to share some exciting news. At the opening of the market this morning, we announced that we have entered into a definitive agreement to acquire PlanVista Corporation (PVST.OB) into ProxyMed, Inc. When combined, our company will be one of the largest electronic healthcare transaction and medical cost containment services companies in the United States — with a strong balance sheet and impressive, recurring cash flows. The transaction is expected to close during the first quarter of 2004.

As you may recall, we announced a joint marketing agreement with PlanVista in June of this year. The agreement effectively expanded our product offering to include cost containment services, including claims re-pricing. To date, our relationship has shown solid progress and we signed our first payer this fall.

In today’s announcement, we are asserting our strong belief that our combined companies will provide our clients with a broader range of integrated, electronic-enabled services and solutions to meet the challenges of today’s health insurance marketplace.

After the transaction closes, PlanVista Solutions will operate as a wholly owned subsidiary of ProxyMed. From a business-to-business standpoint, the transaction will be seamless for you, our client. Our technology and operations teams will continue to handle your business as it does today. Equally important, our service teams remain on call to ensure the smooth operation of your business.

We hope this news is as exciting to you as it is to us. We look forward to working with you in the future, and we thank you for your continued support. As always, please feel free to call us if you have any questions. We will keep you informed.

* * *

Additional Information And Where To Find It

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed and PlanVista are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed or PlanVista.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at its website www.proxymed.com or PlanVista at its website at www.planvista.com.

Forward Looking Statements

ProxyMed and PlanVista caution that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. These factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. For further cautions about the risks of investing in ProxyMed or PlanVista, we refer you to the documents ProxyMed and PlanVista file from time to time with the Securities and Exchange Commission, particularly ProxyMed’s Form 10-K for the year ended December 31, 2002, PlanVista’s Form 10-K for the year ended December 31, 2002, as amended, and the registration statement relating to the acquisition to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed and PlanVista assume no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on the companies’ websites or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.

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